5701 E Hillsborough Ave

Suite 1417

Tampa, FL 33610

May 11, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory and Joe McCann

Re:	Marpai, Inc.

Draft Registration Statement on Form S-1 Submitted February 12, 2021

CIK No. 0001844392

Dear Messrs. Drory and McCann:

On behalf of our client, Marpai, Inc, a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on February 12, 2021 (the “Draft Registration Statement”) contained in the Staff’s letter dated March 14, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its amendment no. 1 to the Draft Registration Statement (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 1.

Draft Registration Statement on Form S-1 submitted February 12, 2021

Cover Page

1.	Please expand your cover page disclosure to briefly discuss the contemplated dual-class structure and the relative voting rights of your Class A and Class B common stock. In addition, please tell us whether you will be considered a controlled company and if so, please include disclosure of your controlled company status on the prospectus cover page and, if true, that you do not intend to comply with certain corporate governance requirements. Furthermore, please add risk factor disclosure in the prospectus to discuss, as applicable, your controlled company status, exemptions you may use for governance rules, whether your dual class structure could inhibit inclusion in certain stock market indices, and potential adverse effects on your market price and liquidity.

Response: Disclosure has been added to the cover page of the prospectus to address the Company’s dual class structure and the relative voting rights of its Class A common stock and Class B common stock.

The Company is not currently a controlled company and will not be considered a controlled company following the consummation of the offering as no person, entity or group currently holds or will hold more than 50% of the voting power of the Company. Although six of the Company’s eight current directors and officers collectively hold more than 80% of the voting power of the Company’s common stock, there is no agreement, arrangement or understanding among any of them with respect to the voting, holding, acquisition or disposition of any of the Company’s Class A common stock and/or Class B common stock.

We have included additional disclosure to the Risk Factor on page 57 of the prospectus as well as an additional Risk factor on page 58 of the prospectus to address additional potential adverse effects of the Company’s dual class structure.

2.	We note that this is a firm commitment offering. Please identify the lead underwriter(s) on the prospectus cover page.

Response: The lead underwriter is identified on the cover page of the prospectus in Amendment No. 1.

3.	Please revise to highlight, if true, that the closing of the offering is conditioned on the closing of the merger between Marpai Health, Inc. and Continental Benefits, LLC.

Response: After the filing of the Draft Registration Statement on February 12, 2021, the Company, Marpai Health Inc. and Continental Benefits, LLC entered into the Amended and Restated Equity Interest Purchase and Reorganization Agreement, dated April 1, 2021 (the “Purchase and Reorganization Agreement”) pursuant to which the Company closed its acquisition of Marpai Health and Continental Benefits on April 1, 2021. Closing of the offering was no longer conditioned on the closing of the merger. We have updated the disclosure throughout Amendment No. 1 accordingly.

Certain Defined Terms, page 1

4.	Although we do not object to the inclusion of the glossary, please revise the text of the prospectus to explain these terms where first used.

Response: The Company acknowledges the Staff’s comment, has deleted the Glossary from Amendment No. 1 and has included all relevant definitions in the body of Amendment No. 1.

Prospectus Summary

Our Company, page 5

5.	In light of your disclosure that you integrated the businesses in January 2021, please provide us with the basis for the statement that your service can “lower costs” and “improve health outcomes,” or revise to state this is your belief. In addition, please revise your disclosure throughout the Summary to clearly reflect the aspirational nature of aspects of your combined business.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Prospectus Summary accordingly.

6.	Please provide your basis for your statement that “[y]our A.I. models have shown an accuracy rate of 94% when predicting who will have a diabetes type 2 diagnosis in the next twelve months,” including such items as: how this figure was arrived at, how many members were modeled and what existing data you used to validate this figure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 of Amendment No. 1 to clearly state the basis of the accuracy rate, and how it was calculated and validated.

7.	We note your disclosure in the second paragraph that Continental Benefits is a “healthcare payer” and that you are combining to create the “Payer of the Future.” Please revise to clarify the term “payer” by explaining, if true, you will not be providing insurance. Also revise to clarify which “country” you are referencing in the second sentence.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 of Amendment No. 1.

8.	Please revise to explain the phrase “bend the cost curve.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 and page 91 of Amendment No. 1.

Our Strategy, page 7

9.	We note your disclosure that you “plan to use A.I. in virtually every part of [y]our TPA business” on page 7 and on page 103. Please balance your disclosure to clarify whether your A.I. technology has actually been integrated in each of your “core systems.” Please further disclose if the integration has been completed or in a prototype, or whether there are features and functionality that do not currently exist with the current state of your technology.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3-4 and page 94 of Amendment No. 1.

10.	Please briefly describe the cost-cutting measures that management has instituted or plans to institute based on FTI’s recommendation here as well as in greater detail in the Business section.

Response: The Company acknowledges the Staff’s comment and has added disclosure on pages 29 and 95 of Amendment No. 1.

Our TopCare Program, page 8

11.	We note your statement on page 9 that, “[y]our services provide not only lower costs, but also better value for the money spent on healthcare, and therefore greatly reducing any waste related to care coordination and care delivery.” Please revise to provide support for these claims.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 accordingly.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 11

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and confirms that it has not authorized anyone to use any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act.

13.	We note your disclosure here that you, “have elected not to avail ourselves of the extended transition period for complying with new or revised financial accounting standards.” However, you appear to not have checked the box on the cover page indicating you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Please correct this apparent inconsistency or otherwise advise.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and page 9 of Amendment No. 1 accordingly.

Summary Risk Factors, page 12

14.	With reference to the risk factor disclosure on page 35, please revise to highlight the 33.8% and 24.2% customer attrition rates. Also highlight the disclosure on page 35 that the auditors for both companies have expressed substantial doubt about their ability to continue as going concerns.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor disclosure on pages 29 and 30 of Amendment No. 1 to highlight the customer attrition rates, and on page 112 of Amendment No. 1 to disclose material terms of HillCour’s commitment to provide Marpai Health enough capital through the end of March 2022, and Continental Benefits through April 30, 2022, to fund their respective operating expenses.

Note 2, page 27

15.	Please expand your disclosure to explain why a disproportionate amount of purchase price is allocated to goodwill instead of to technology-based intangible assets. In this regard, we note Continental’s substantial investment in information technology and its customized technology platform described on page 89. See ASC 805-20-55.

Response: We supplementally advise the Staff that the Company has updated the purchase price allocation resulting in the allocation of a higher value to other intangible assets such as customer relationships, noncompete arrangements and capitalized software. The revised amount of $0.39M allocated to goodwill is mostly attributable to the expected synergies and other benefits from combining Marpai Health’s and Continental Benefits’ net assets and businesses, including the resources available at Continental Benefits which are of particular use and value to Marpai Health, such as existing customers, broker relationships, existing claims processing operations.

16.	Given that the business combination is contingent on the IPO, please disclose the extent to which your IPO price will be used to calculate the Acquisition purchase price for accounting purposes.

Response: After the filing of the Draft Registration Statement on February 12, 2021, parties entered into the Amended and Restated Equity Interest Purchase and Reorganization Agreement, dated April 1, 2021 (the “Purchase and Reorganization Agreement”) pursuant to which the Company closed its acquisition of Marpai Health and Continental Benefits on April 1, 2021. The condition that the business combination would be contingent on the Company’s IPO was removed from the Purchase and Reorganization Agreement. Since the closing of the Company’s Acquisition was no longer contingent on its IPO, the IPO price was not used to calculate the Acquisition purchase price for purposes of allocating the purchase price to the assets acquired and liabilities assumed from the Acquisition.

The audited financial statements of both Continental Benefits and Marpai for the year ended December 31, 2019 included..., page 35

17.	We note your disclosure that, “HillCour, Inc. has pledged additional capital as necessary to support working capital requirements through the end of December 2021.” Please quantify the amount and disclose the material terms of such agreement.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 112 of Amendment No. 1 accordingly.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage..., page 62

18.	Please revise your disclosure here to quantify the beneficial ownership and voting power held by holders of Class B common stock upon completion of the offering. Please state whether these holders will be able to control all matters submitted to stockholders for approval. In addition, we note that your directors and officers have 94.2% of the voting power. Please discuss the effect such control may have on your business and your shareholders.

Response: The Company acknowledge the Staff’s comment and has updated the Beneficial Ownership Table on page 114 of the prospectus to disclose the current beneficial ownership and voting power of the holders of its Class B common stock. The Company will revise the Beneficial Ownership Table to quantify the beneficial ownership and voting power held by holders of Class B common stock upon completion of the offering once information regarding the size and pricing of the offering is available. The Company has amended its Risk Factor disclosure on page 57 of the prospectus to address the influence that the holders of its Class B common stock will be able to exert on matters submitted to stockholder for approval.

Our bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may..., page 63

19.	We note the disclosure here indicates that your “bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation.” However, your Form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.2 includes an exclusive forum provision that specifies the Delaware Court of Chancery as the exclusive forum. Please reconcile this apparent inconsistency. In addition, please describe in your “Description of Capital Stock” section the exclusive forum provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. We note in this regard that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment. Article X of the Company’s Amended and Restated Certificate of Incorporation provides that the exclusive forum provision does not apply to claims brought under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, to the extent inconsistent with the requirements of those laws, and investors may not waive compliance with such laws. Disclosure on pages 58-59 and 117-118 of Amendment No. 1 has been updated accordingly. A copy of the Amended and Restated Certificate of Incorporation has been filed as Exhibit 3.4 to Amendment No. 1.

Use of Proceeds, page 66

20.	You disclose that you plan to use the proceeds of this offering to repay indebtedness. Please disclose the interest rate and maturity of the debt that you intend to repay and discuss the use of proceeds of that debt, if applicable. Refer to Instruction 4 in Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure on page 62 of Amendment No. 1 accordingly.

21.	We note your disclosure on page 60 that, “[u]p to $2.9 million from the net proceeds of this offering will also be used to service our debt obligations over the next 48 months.” However, here you appear to state that you will only use “approximately $1.5 million” to repay certain debt. Please revise your disclosure for this apparent inconsistency or otherwise advise.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure on page 62 of Amendment No. 1 accordingly.

The Merger, page 90

22.	It is not clear why the number of Class B shares being issued sums to 1,914,915 whereas the table on page 120 reports over 3 million Class B shares. Given that the Class B stock has 10 votes per share, please quantify for us Mr. Lamendola’s effective voting interest in Marpai Health Inc. immediately before and immediately after the business combination. Further, tell us what his effective voting interest would be assuming the conversion of his convertible notes. Also, tell us what his effective voting interest would be assuming the conversion of the notes and the exercise of any convertible equity instruments such as warrants and stock options that he has. Finally, please tell us how you considered this data in identifying the accounting acquiror. See ASC 805-10-55-12.

Response: Mr. Lamendola, through his holdings in HillCour owned 21.5% of Marpai Health immediately prior to the Acquisition. He currently owns 15.7% of the Company through HillCour, and 33.4% of the Company through WellEnterprises, the sole member of Continental Benefits, for a total of 49.1% of the Company.

As for his voting interest, Mr. Lamendola had 21.5% of the voting rights of Marpai Health immediately prior to the Acquisition. He currently holds 35.5% of the voting rights of the Company through HillCour and 9.9% through WellEnterprises, for a total of 45.4%. On a fully diluted basis, assuming full conversion of Mr. Lamendola’s convertible notes, all other convertible notes, and the exercise of all Marpai’s outstanding warrants and options, Mr. Lamendola holds an effective voting right of 35.1% through HillCour, and 8.6% through WellEnterprises, for a total of 44%. On a fully diluted basis, Marpai Health’s legacy shareholders hold the majority voting interest of 56% of the Company, which is a majority ownership interest and is an important factor in determining that Marpai is the accounting acquirer.

In addition, we believe the relevant factors of relative voting size, composition of the governing body, and composition of management further support Marpai, and not Continental Benefits, as the accounting acquirer of the combined company in connection with the Acquisition. However, given HillCour’s ownership interest in Marpai, we also considered whether HillCour or Mr. Lamendola could be viewed as the accounting acquirer.

We noted that the factor most impacted would be a smaller difference in relative voting size, as HillCour could be viewed as holding a 44% ownership interest in the combined company. However, Marpai’s legacy shareholders still hold a 56% controlling interest in the Company, excluding HillCour’s. This results in there effectively not having a single holder of large minority voting interests, and that is significant evidence that Marpai is the accounting acquirer. In addition, HillCour has only one board seat compared to Marpai’s two seats. HillCour has no management responsibilities of the combined company’s operating and financial activities, and HillCour does not hold any substantive kick-out rights in the combined entity. Accordingly, despite HillCour’s ownership interests in Marpai and Continental Benefits, we believe the facts and circumstances continue to provide compelling evidence that Marpai is the accounting acquirer in connection with the Acquisition.

Conditions to the Closing, page 93

23.	We note your disclosure that, “Closing conditions also included the completion of this offering on or before February 28, 2021, with an option to extend this date to May 31, 2021 with Marpai, Inc.’s consent, and an additional three-month extension to August 31, 2021.” However, we note the Form of Equity Interest Purchase Agreement and Reorganization Agreement you filed as Exhibit 3.1 states the “closing the IPO shall be set to occur on or before April 15, 2021.” Please correct this inconsistency or otherwise advise. In addition, we note that your disclosure on when the Merger will close is unclear. You state that the “Merger will become effective concurrently with, or immediately prior to the completion of this offering” and elsewhere you state the closing can “occur on the date upon which, or by the third business day after, all listed closing conditions (the “Closing Conditions”) are satisfied or waived.” Please revise your disclosure to clarify the timing of the closing of the contemplated Purchase and Reorganization Agreement, including the Merger.

Response: After the filing of the Draft Registration Statement on February 12, 2021, parties entered into the Purchase and Reorganization Agreement pursuant to which the Company closed its acquisition of Marpai Health and Continental Benefits on April 1, 2021. We have updated the disclosure throughout Amendment No. 1 accordingly.

Competition, page 105

24.	Please update your disclosure here to discuss the other competitors you describe in your risk factor disclosure on page 38, including very large health insurance companies and Clover Health.

Response: The Company acknowledges the Staff’s comment and disclosure on page 96 of Amendment No. 1 has been updated accordingly.

Corporate practice of medicine and fee-splitting and laws, page 107

25.	We note that your disclosure on page 9 and elsewhere indicates that you will be using patient data to make predictions concerning their health and then directly alerting those patients with recommendations to seek appropriate medical care. Please revise your regulatory discussion to address whether there are state laws that limit your interactions with patients, including, without limitation, the provision of medical diagnoses.

Response: The Company is not engaged in the practice of medicine of any sort and does not provide any medical prognosis. As a third-party administrator, Continental Benefits provides self-insured clients with health benefits plans, and administrative services and ancillary products and services related to such plans. Continental Benefits’ primary practice involves processing healthcare claims. The Company tracks and summarizes information available within such the claims on a periodical basis. We have clarified the disclosure on pages 4, 5, 91 and 93 of Amendment No. 1 accordingly.

Marpai Health’s technology optimizes said information and uses machine learning in order to recommend most suitable healthcare providers and other sources of care. The alerts generated are received internally and are not shared with the Members; rather, our call center staff is instructed to contact Members and encourage them to visit their primary care physician or other care provider, based on historical claims data but without the same being medical advice or diagnoses. In the event that in the future, Members will be given access to our system-generated alerts as part of our service offerings, such accessibility will be subject to strict compliance with applicable federal, state and local regulations, including without limitation, all aspects of corporate practice of medicine and fee splitting. We have clarified the disclosure on page 47 and page 98 of Amendment No. 1 accordingly.

Employees, page 107

26.	Please disclose the total number of employees, including executive officers, and the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K. Specifically, we note that your disclosure here is unclear with respect to Marpai Health. In addition, it appears from your management’s biographies that some of your executives still hold outside employment, such that it is unclear if they are “full-time” with your company.

Response: The Company acknowledges the Staff’s comment and disclosure on page 98 of Amendment No. 1 has been updated accordingly.

Intellectual Property, page 108

27.	With respect to the 3 pending patents, please describe the nature of the patents. Specifically, disclose whether or not these pending patents protect your A.I. technology.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 99 of Amendment No. 1 accordingly.

Management, page 109

28.	Please include the disclosure required by Item 402(r) of Regulation S-K regarding compensation to your directors. To the extent you do not compensate your directors, please include disclosure to that effect.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 109 of Amendment No. 1.

Advisory Board, page 114

29.	Please explain the role of your advisory board and clarify, here or in the appropriate section of your filing, if and how members will be compensated.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 106 of Amendment No. 1.

Protective Provision, page 123

30.	Please revise to provide a more thorough description of the protective provision. In addition, please consider adding a risk factor that addresses how your current officers and directors may restrict your activities and operations through their ownership of Class B common stock and the protective provision requiring a separate class vote.

Response: Except for voting and conversion rights, the rights of the holders of Class A common stock and Class B common stock are identical. Holders of Class A common stock and Class B common stock vote together at all times as a single class on all matters, including the election of directors. There is no separate class vote for holders of Class B common stock under the Company’s Amended and Restated Certificate of Incorporation, a copy of which has been filed as Exhibit 3.4 to the Amendment No. 1.

The Company has amended its Risk Factor disclosure on page 57 of the prospectus to address the influence that the holders of its Class B common stock will be able to exert on matters submitted to stockholder for approval

Index to Financial Statements, page 133

31.	Please provide the report of your independent registered public accounting firm on the Marpai financial statements. Also, please re-number the financial statement pages with an F prefix as referenced in the index. Further, please expand this Index to reference the pages where the Continental financial statements are located.

Response: The Company acknowledges the Staff’s comment. Report of our independent registered public accounting firm and an updated Index to reference the F-pages have been filed with Amendment No. 1.

Exhibits

32.	Please file the exhibit required by Item 601(b)(21) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and Exhibit 21.1 has been filed with Amendment No. 1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 303-3483 or egonzalez@marpaihealth.com, or our legal counsel Angela Dowd at (212) 407-4097 or Jane Tam at (202) 524-8470. Thank you for your time and attention to this filing.

Sincerely,

/s/ Edmundo Gonzalez
Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.

cc:	Angela Dowd, Esq.

Jane Tam, Esq.
Loeb & Loeb LLP